CI Fund Management

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

SUPPL

2007 JUL 11

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports strong net sales and record assets for May

TORONTO (June 1, 2007) – CI Financial Income Fund ("CI") today reported assets under management of $70.2 billion and fee-earning assets of $99.5 billion at May 31, 2007. During the month, CI had gross sales of $1.1 billion and net sales of $293 million.

CI's assets under management increased $1.2 billion or 1.7% over the month and fee-earning assets were up $1.2 billion or 1.3%. These asset levels represent a new month-end record for the company.

Assets under management consisted of investment fund assets at CI Investments Inc. and United Financial Corporation of $65.7 billion and other assets under management of $4.5 billion, representing CI's structured products and assets at KBSH Capital Management Inc. and Lakeview Asset Management Inc. CI's administered/other assets of $29.4 billion included $17.6 billion in assets under administration at Assante Wealth Management (Canada) Ltd. (net of assets under management at United Financial), assets under administration at Blackmont Capital Inc. of $10.0 billion, as well as institutional assets at Trilogy Global Advisors, LLC that generate fees for CI.

During May, CI Investments had gross sales of $961 million and net sales of $293 million, comprised of $231 million in net sales of long-term funds and $62 million of money market funds. United Financial had gross sales of $139 million and redemptions of $139 million. For the year-to-date, CI had gross sales of $5.5 billion and net sales of $1.3 billion.

Morningstar Canada announced in May that CI Investments continued to lead the industry with 40 mutual and segregated funds holding the top five-star rating at April 30, 2007.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI FINANCIAL INCOME FUND May 31, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$847	$616	$231
CI money market	114	52	62
TOTAL CI Investments	$961	$668	$293
TOTAL United Financial	$139	$139	$0
TOTAL CI	$1,100	$807	$293

FEE-EARNING ASSETS	April 30/07 (millions)	May 31/07 (millions)	% Change
CI mutual/segregated funds	$54,258	$55,533	2.3%
United Financial funds	10,115	10,135	0.2%
	$64,373	$65,668	2.0%
Structured products/other funds	4,586	4,493	-2.0%
TOTAL assets under management	$68,959	$70,161	1.7%
CI administered/other assets	1,902	1,833	-3.6%
Assante assets under administration (net of United funds)	17,574	17,574	0.0%
Blackmont assets under administration	9,862	9,970	1.1%
TOTAL FEE-EARNING ASSETS	$98,297	$99,538	1.3%

AVERAGE ASSETS UNDER MANAGEMENT	April 30/07 (millions)	May 31/07 (millions)	% Change
Monthly	$68,953	$70,153	1.7%
Quarter-to-date	$68,953	$69,563	0.9%
Fiscal year-to-date	$65,018	$66,072	1.6%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average assets	$58,735	$66,072	12.5%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	147,035,090	Bank debt	$880
Trust units	135,537,358	Cash & marketable securities	(41)
Total outstanding units	282,572,448	Net debt outstanding	$839
Quarter-to-date weighted average units outstanding	282,240,286	Net debt to annualized EBITDA (most recent quarter)	1.15:1
Yield at $29.49	7.3%	In-the-money equity comp. liability (net of tax)	$29
In-the-money options	3,490,387	Terminal redemption value of funds	$780
Percentage of all options	92%	Quarter-to-date equity-based compensation*	$9
All options % of units	1.3%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($27.60) to May 31, 2007 ($29.49).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	47%	**Asia**	4%
United States	22%	**Other**	2%
Europe	15%	**Cash**	10%

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Douglas Jamieson
Senior Vice-President and Chief Financial Officer
(416) 364-1145

CI Master Limited Partnership

TORONTO, June 14, 2007 – CI GP Limited, the general partner of CI Master Limited Partnership (the "Partnership"), announced today it has received an indication from CI Investments Inc. that it is considering a proposal to terminate the distribution agreements between CI Investments Inc. and the Partnership (which are the principal assets of the Partnership) for a one-time lump sum payment. The terms and conditions of the proposal (including the amount of the lump sum payment) have not been finalized. The completion of any such transaction, including any subsequent dissolution of the Partnership, will be subject to applicable regulatory and limited partner approval.

For further information:
Douglas J. Jamieson
Senior Vice-President and
Chief Financial Officer

CI GP Limited, the general partner of CI Master Limited Partnership

(416) 681-1718

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Investments

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, June 18, 2007 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending June 30, 2007 of $0.30 per unit payable on July 13, 2007 to unitholders of record as at June 29, 2007.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued around the world.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments™

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Investments announces completion of $50 million offering of CIX Split Corp.

TORONTO (June 19, 2007) – CI Investments Inc. ("CI"), the manager of CIX Split Corp. (the "Company"), today announced that the Company has completed its initial public offering of two million Priority Equity Shares, at a price of $10 each, and two million Class A Shares, at a price of $15 each, for total gross proceeds of $50 million.

The Priority Equity Shares are now trading on the Toronto Stock Exchange under the symbol CXC.PR.A and the Class A Shares under CXC.

The Company is an investment fund designed to provide tax-efficient exposure to trust units of CI Financial Income Fund through two classes of securities.

The investment objectives for the Priority Equity Shares are to provide tax-efficient fixed cumulative preferential monthly cash distributions of $0.04167 per share to yield approximately 5.0% annually on the original issue price, and to pay shareholders the original issue price on or about January 31, 2011.

The investment objectives for the Class A Shares are to provide regular tax-efficient monthly cash distributions targeted to be $0.0875 per share to yield 7.0% annually on the original issue price, and to pay shareholders at least the original issue price on or about January 31, 2011.

The distributions on the two classes of the Company's shares will be tax-efficient through the use of a forward agreement, which provides for distributions to be characterized primarily as return of capital and capital gains. The Company's termination date of January 2011 is designed to coincide with the expected implementation of a federal proposal to tax existing income trusts.

CI Financial Income Fund (TSX: CIX.UN) is a diversified wealth management company with approximately $99.5 billion in fee-earning assets as of May 31, 2007. It currently pays a monthly distribution of $0.18 per trust unit, representing an annual yield of approximately 7.5%.

CIBC World Markets Inc. and Blackmont Capital Inc. were the lead agents for the offering, along with a syndicate of other investment dealers.

CI Investments Inc., a corporation controlled by CI Financial Income Fund, offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

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For further information, please contact:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: BOI.UN**

CI Global Opportunities II Fund announces upcoming scheduled termination date

TORONTO, June 20, 2007 – CI Investments Inc. ("CI"), the trustee of CI Global Opportunities II Fund (the "Fund"), announced that the Fund will terminate, as scheduled, on June 30, 2007. In addition to the redemption, holders of record on June 29, 2007 may receive a distribution. Immediately prior to termination, the Fund will make a final distribution of its net income and net capital gains, if any, to unitholders of record at the close of business of June 29, 2007. The final distribution and the remaining net asset value of the Fund, as a redemption, will be paid to unitholders on or about July 13, 2007. Unitholders will receive their pro rata portion of the Fund's assets as calculated on the close of business on June 29, 2007.

Units of the Fund will continue to trade on the Toronto Stock Exchange, under the symbol BOI.UN, until the close of business on June 28, 2007. All trades in the Fund's units after June 26, 2007 will be subject to abbreviated settlement periods of the Toronto Stock Exchange in order for such trades to settle on June 29, 2007 before the Fund terminates.

The portfolio advisor to CI Global Opportunities II Fund is Trident Investment Management, LLC of New York. Trident, led by Chief Investment Officer Nandu Narayanan, is also the portfolio advisor to Trident Global Opportunities Fund, an open-end hedge fund offered by CI Investments Inc. Trident employs an investment approach that combines top-down macroeconomic analysis to identify attractive industries and trends with bottom-up analysis and selection of securities. More information is available at www.ci.com.

For more information, please contact:
CI Investments Inc.
(416) 364-1145 or
1-800-268-9374

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces private placement of trust units

TORONTO (June 22, 2007) – CI Financial Income Fund ("CI") today announced that it has completed the sale of 3.7 million trust units from treasury by way of two private placements.

The units were sold at a price of $28.67 each, and the proceeds are to be used to pay down debt. CI's debt recently increased as a result of its acquisition of Rockwater Capital Corporation. The issuance has increased CI's total number of units outstanding to 286.3 million.

Out of the total issuance, 2.3 million trust units were sold to Sun Life Financial Inc. ("Sun Life"). This brings Sun Life's ownership of CI units to 104.6 million units or approximately 36.5%, which is the percentage ownership Sun Life had before the Rockwater acquisition. The other 1.4 million trust units were sold to another financial institution.

CI Financial Income Fund is an independent, Canadian-owned wealth management company with approximately $99.5 billion in fee-earning assets as of May 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

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For further information contact:
William T. Holland
Chief Executive Officer
CI Financial
(416) 364-1145

END